Greenrose Acquisition Corp.

1000 Woodbury Rd., Suite #212

Woodbury, NY 11797

February 6, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Greenrose Acquisition Corp. Registration Statement on Form S-1 File No. 333-235724

Ladies and Gentlemen:

Greenrose Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. EST on February 10, 2020, or as soon thereafter as practicable.

Very truly yours,

GREENROSE ACQUISITION CORP.

By:	/s/ William F. Harley III
Name: William F. Harley III
Title: Chief Executive Officer